SCO CAPITAL PARTNERS LLC

July 11, 2007

Board of Directors

Bioenvision, Inc.

345 Park Avenue, 41st Floor

New York, New York 10154

Bioenvision Board Members:

With this letter, we put forth a new plan for Bioenvision and its shareholders who have recently rejected a takeover by Genzyme by an overwhelming majority. We strongly believe that SCO’s plan is in the best interest of shareholders, and will unlock significant unrealized value in Bioenvision and the clofarabine asset specifically. The SCO plan involves the following steps:

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SCO To Fill Two Bioenvision Board Seats: SCO has reserved its prior rights to put two candidates on the board of directors of Bioenvision, and with this letter we inform you of our desire to exercise those rights immediately. Additionally, we expect the resignation of the Perseus-Soros/Aislings employees on the board, who have already sold their entire interest in Bioenvision, and believe that Bioenvision should evaluate the remaining board members on a case-by-case basis, to provide some continuity for corporate governance purposes.

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Stabilize and Augment Management: For the sake of continuity during the approval process for clofarabine in Adult AML in Europe, SCO believes Bioenvision should retain key employees while seeking to augment key management positions with qualified clinical, regulatory and business development expertise.

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Terminate the Genzyme Sub-License to Clofarabine in North America: Bioenvision should immediately terminate its sublicense agreement with Genzyme based upon numerous breaches for which it has reserved its rights. These breaches include: (1) Failure to file in the US in acute leukemias by fixed deadlines set out in the Co-Development Agreement, for which Bioenvision reserved its rights, (2) failure to file NDAs in chronic leukemias and solid tumors by fixed deadlines in the Co-Development Agreement, (3) failure to reimburse approximately $10 million in R&D expenses as required by the Co-Develpoment Agreement, and (4) failure to share clinical data, despite continued requests, in accordance with the Co-Development Agreement. We believe that Genzyme has materially breached both the letter and spirit of the Co-Development Agreement.

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019

Telephone: 212-554-4158   Fax: 212-554-4058

Bioenvision should terminate the sub-license agreement immediately, continue to seek regulatory approvals in Europe and in the US for clofarabine in adult AML, and then to re-initiate a process to seek new marketing partners in the US and throughout the world.

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Seek Exit Through Partnerships or an Appropriately Run Auction or Sales Process: With additional approvals in the US and Europe, we believe that Bioenvision would be well positioned to hire an independent investment bank and initiate, within the next six to twelve months, a well-run process to market the company to possible acquirors.

Again, we applaud Bioenvision’s common shareholders for flatly rejecting the inadequate $5.60 tender offer from Genzyme. We believe that the aforementioned framework of a strategic plan will more fully realize the value of Bioenvision and its clofarabine asset for our fellow common shareholders. We encourage patience and perseverance while we strive to achieve value for shareholders.

Sincerely,
/s/ Steven H. Rouhandeh
Steven H. Rouhandeh

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019

Telephone: 212-554-4158   Fax: 212-554-4058